Exhibit 99.1
Assurant Reports Third Quarter 2017 Financial Results
3Q 2017 Net Loss of $57.3 million, $1.05 per share
3Q 2017 Net Operating Loss of $76.3 million, $1.40 per share

• Key Financial Highlights Year-to-Date 2017
- $206.7 million of net income, $3.73 per diluted share
- $312.5 of net operating income, excluding reportable catastrophes*, $5.64 per diluted share, up 15 percent[1,2]
- 6.7 percent annualized GAAP ROE
- 10.7 percent annualized operating ROE, excluding AOCI and reportable catastrophes[3]
- $193 million of after-tax reportable catastrophes*, $192 million in 3Q 2017
- $340 million returned to shareholders in share repurchases and dividends
• $570 million in corporate capital at September 30, 2017
* Reportable catastrophes include catastrophe losses, net of reinsurance and client profit sharing adjustments, as well as reinstatement and other premiums.

NEW YORK, Nov. 2, 2017 – Assurant, Inc. (NYSE: AIZ), a premier global provider of risk management solutions, today reported results for third quarter ended September 30, 2017.
“While we incurred significant losses in the quarter associated with Hurricanes Harvey, Irma and Maria, our underlying results were in-line with expectations” said Assurant President and Chief Executive Officer Alan Colberg.
“We remain confident in our ability to deliver our full-year 2017 financial objectives and as we look ahead to 2018, we expect our acquisition of The Warranty Group to enhance our opportunities to scale and innovate our lifestyle offerings, while generating more predictable and diversified earnings and cash flow long-term.”
Reconciliation of Net Operating Income (Loss) to GAAP Net Income (Loss)

(UNAUDITED)	3Q	3Q	9 Months	9 Months
(in millions, net of tax)	2017	2016	2017	2016
Global Housing	$(110.3)	$44.5	$7.8	$177.8
Global Lifestyle	42.6	28.3	135.2	119.8
Global Preneed	12.3	14.4	35.0	31.4
Corporate and other	(13.0)	(17.4)	(33.7)	(50.7)
Interest expense	(7.9)	(9.1)	(24.2)	(28.4)
Net operating (loss) income	(76.3)	60.7	120.1	249.9
Adjustments:
Assurant Health runoff operations	0.1	(1.7)	11.5	(34.3)
Assurant Employee Benefits	—	—	—	10.5
Net realized gains on investments	5.5	7.0	16.3	126.1
Amortization of deferred gains and gains on disposal of businesses	15.0	88.3	54.3	201.0
Other adjustments	(1.6)	(9.9)	4.5	(19.1)
GAAP net (loss) income	$(57.3)	$144.4	$206.7	$534.1
Note: Beginning with first quarter 2017, all amounts (excluding share and per share amounts) are presented in millions. Prior period amounts have been updated to reflect the current presentation and may result in rounding differences. Also, in accordance with earnings per share guidance, weighted average shares outstanding used to calculate net loss and net operating loss per share for the third quarter 2017 exclude the effect of 274,489 shares of dilutive securities.

Additional financial information, including a schedule of disclosed items that affected Assurant’s results by business for the last eight quarters, appears on page 19 of the company’s Financial Supplement and is located in the Investor Relations section of www.assurant.com.
Third Quarter 2017 Consolidated Results

•
Net loss was $57.3 million, or $1.05 per share, compared to third quarter 2016 net income of $144.4 million, or $2.37 per diluted share. The decline primarily reflects $191.8 million of reportable catastrophes mostly in Global Housing from Hurricanes Harvey, Irma and Maria and the Mexico City earthquake, as well as lower amortization of deferred gains primarily from the sale of Assurant Employee Benefits. Reportable catastrophes in the quarter include catastrophe losses, net of reinsurance and client profit sharing adjustments, as well as reinstatement and other premiums.

•
Net operating loss[4] was $76.3 million, or $1.40 per share, compared to third quarter 2016 net operating income of $60.7 million, or $1.00 per diluted share. Assurant incurred $191.8 million of reportable catastrophes in third quarter 2017, compared to $33.2 million of reportable catastrophes in third quarter 2016.

Excluding reportable catastrophes, net operating income for third quarter 2017 totaled $115.5 million, compared to $93.9 million in third quarter 2016. The increase was attributable to higher contributions from Global Lifestyle, including a $9.6 million tax benefit, and $7.5 million of additional income from a real estate joint venture partnership gain primarily affecting Global Housing and Global Lifestyle.

•
Net earned premiums, fees and other income from the Global Housing, Global Lifestyle and Global Preneed segments totaled $1.42 billion compared to $1.55 billion in third quarter 2016, driven by a previously disclosed change in program structure for a large service contract client in Global Lifestyle. Absent this change, revenue was flat, reflecting growth in mobile and vehicle protection businesses in Global Lifestyle, offset by reductions in lender-placed insurance and mortgage solutions in Global Housing.

Reportable Segments
Global Housing

(in millions)	3Q17	3Q16	% Change	9M17	9M16	% Change
Net operating (loss) income	$(110.3)	$44.5	(348)%	$7.8	$177.8	(96)%
Net earned premiums, fees and other	$530.3	$579.0	(8)%	$1,612.2	$1,717.5	(6)%

•
Net operating loss was primarily due to $186.8 million of reportable catastrophes from Hurricanes Harvey, Irma and Maria and the Mexico City earthquake. Excluding reportable catastrophes, third quarter 2017 net operating income was down slightly with the same period of last year. The ongoing normalization of lender-placed insurance was partially offset by additional income from a real estate joint venture partnership gain.

•
Net earned premiums, fees and other income decreased in third quarter 2017, mainly from lower placement rates in lender-placed insurance and catastrophe premiums. Softer market demand for originations and field services along with lower client volumes in mortgage solutions also contributed to the decline. Results were partially offset by revenue growth in multi-family housing.

•
Combined ratio for risk-based businesses(a) increased to 154.9 percent in the third quarter 2017 compared to 92.0 percent in the prior-year quarter due to elevated reportable catastrophes. Excluding this, the combined ratio was 80.7 percent compared to 79.5 percent in third quarter 2016.

•
Pre-tax margin for fee-based, capital-light businesses(b) was 9.0 percent, down from 9.7 percent from the third quarter of 2016. This was primarily due to $7.4 million of pre-tax reportable catastrophes that impacted multi-family housing. Excluding these losses, pre-tax margin increased to 13.6 percent primarily from growth in multi-family housing, partially offset by less favorable non-catastrophe loss experience in multi-family housing.

(a)
Combined ratio for the Global Housing risk-based businesses (i.e., lender-placed and manufactured housing and other businesses) is equal to total policyholder benefits, losses and expenses, including reportable catastrophe losses, divided by net earned premiums and fees and other income.

(b)
Pre-tax margin for the Global Housing fee-based, capital-light businesses (i.e., multi-family housing and mortgage solutions businesses) is equal to income before provision for income taxes divided by total net earned premiums, fees and other income.

Global Lifestyle

(in millions)	3Q17	3Q16	% Change	9M17	9M16	% Change
Net operating income	$42.6	$28.3	51%	$135.2	$119.8	13%
Net earned premiums, fees and other	$841.7	$927.8	(9)%	$2,482.6	$2,777.0	(11)%

•
Net operating income increased in third quarter 2017 primarily due to a $9.6 million tax benefit, growth in mobile and additional real estate joint venture partnership income. This increase was partially offset by $5 million in reportable catastrophes, primarily in the vehicle protection business from extreme flooding caused by Hurricane Harvey.

•
Net earned premiums, fees and other income decreased compared to the prior-year period entirely due to a change in program structure in fourth quarter 2016 for a large service contract client in Connected Living. Excluding this $139 million reduction, third quarter 2017 revenues increased, benefitting mainly from growth in new mobile programs and vehicle protection businesses. Declines from legacy retail clients partially offset the increase.

•
Combined ratio for risk-based businesses(a) increased to 99.2 percent from 97.9 percent in third quarter 2016, driven by reportable catastrophes, primarily in the vehicle protection business. Excluding these losses, the combined ratio improved to 96.6 percent mainly due to higher contributions from the vehicle protection business.

•
Pre-tax margin for fee-based, capital-light businesses(b) was 3.8 percent, up from 2.6 percent in third quarter 2016 due to the change in the program structure for a large service contract client and contributions from mobile programs. This was partially offset by lower than expected trade-in volumes, reduced profitability in extended service contracts and additional expenses to support new Connected Living client programs.

(a)
Combined ratio for the Global Lifestyle risk-based businesses is equal to total policyholder benefits, losses and expenses, divided by net earned premiums and fees and other income, for vehicle protection, credit and other businesses.

(b)
Pre-tax margin for the Global Lifestyle fee-based, capital-light businesses is equal to income before provision for income taxes divided by total net earned premiums, fees and other income, for Connected Living, including mobile, extended service contracts and assistance services.

Global Preneed

(in millions)	3Q17	3Q16	% Change	9M17	9M16	% Change
Net operating income	$12.3	$14.4	(15)%	$35.0	$31.4	11%
Net earned premiums, fees and other	$44.6	$43.2	3%	$135.1	$129.2	5%

•	Net operating income decreased primarily due to lower real estate joint venture investment income.

•	Net earned premiums, fees and other income increased driven mainly by growth in the U.S. and Canada, particularly in Final Need.

•	Face sales totaled $220.0 million, down from $238.7 million in third quarter 2016, due in part to lower sales from regions impacted by Hurricanes Harvey and Irma.
Corporate & Other

(in millions)	3Q17	3Q16	% Change	9M17	9M16	% Change
Net operating loss(5)	$(13.0)	$(17.4)	(25)%	$(33.7)	$(50.7)	(34)%

•	Net operating loss[5] decreased compared to third quarter 2016 primarily from lower taxes and reduced corporate expenses in third quarter 2017.
Capital Position

•	Corporate capital was approximately $570 million as of September 30, 2017. Deployable capital totaled approximately $320 million, net of the company’s $250 million risk buffer.
Dividends from the businesses paid to the holding company in third quarter 2017 totaled $42 million. This included $38 million from Assurant Employee Benefits and Assurant Health and $4 million from Global Housing, Global Lifestyle and Global Preneed operating segments.

•
Share repurchases and dividends totaled $63 million in third quarter 2017. Dividends to shareholders totaled $29 million and Assurant repurchased approximately 0.3 million shares of common stock for $34 million. The company expects to complete its return of $1.5 billion of capital to shareholders by year-end 2017.

Company Outlook
Based on current market conditions, for full-year 2017 Assurant now expects:

•
Assurant net operating income, excluding reportable catastrophe losses, to be up modestly in comparison to 2016 results, excluding catastrophe losses. Profitable growth primarily in fee-based, capital-light offerings, lower net operating loss at Corporate as well as some one-time benefits to offset declines in lender-placed insurance and legacy businesses.

•	Assurant operating earnings per diluted share, excluding catastrophe losses, to grow double-digits from 2016 primarily due to share repurchase activity.

•
Global Housing net earned premiums and net operating income, excluding reportable catastrophe losses, to decrease from 2016 as a result of additional declines in lender-placed insurance reflecting lower placement rates for the second half of 2017, as well as reduced contributions from mortgage solutions. Ongoing expense management initiatives within Global Housing and growth in multi-family housing to partially mitigate declines.

•
Global Lifestyle to increase net operating income as a result of improved performance in Connected Living, driven primarily by growth in new and existing mobile programs, higher contributions from vehicle protection and from expense efficiencies. Declines in legacy credit insurance and retail clients to continue. Revenue expected to decrease, largely due to a change in program structure for a large service contract client. Under the new structure, the overall economics of the program are maintained with no impact to profitability, however net earned premiums will be lower by approximately $500 million compared to 2016 with a commensurate reduction in expenses. Excluding this, net earned premiums and fee income to increase from growth in Connected Living and vehicle protection globally. Results to be impacted by foreign exchange.

•	Global Preneed fee income and earnings to increase from our alignment with market leaders and operational efficiencies.

•
Corporate & Other[6] full-year net operating loss to be in a range of $55 million to $60 million, compared to $71 million in 2016, primarily reflecting lower tax and employee-related costs as well as reduced corporate expenditures.

•
Capital to be deployed through a combination of share repurchases, common stock dividends, and reinvestments and acquisitions in the business, subject to market conditions and other factors. Business segment dividends from Global Housing, Global Lifestyle and Global Preneed to approximate segment net operating income including catastrophe losses, subject to the growth of the businesses, rating agency and regulatory capital requirements. Dividends from Assurant Health and Assurant Employee Benefits to total $124 million.

Earnings Conference Call
The third quarter 2017 earnings conference call and webcast will be held Friday, November 3, 2017 at 8:30 a.m. ET. The live and archived webcast, along with supplemental information, will be available in the Investor Relations section of www.assurant.com.
About Assurant
Assurant (NYSE: AIZ) is a global leader in risk management solutions, helping protect where people live and the goods they buy. Millions of consumers count on Assurant’s innovative products, services and support for major purchases like homes, cars, appliances, mobile devices and funerals. Assurant partners with leading companies that make, sell or finance those purchases to take great care of their customers and help their business grow. A member of the Fortune 500, Assurant has a market presence in 16 countries worldwide. As of September 30, 2017, the company had $32 billion in assets and $6 billion in annualized revenue. Learn more at assurant.com or follow us on Twitter @AssurantNews.
Media Contact:
Linda Recupero
Senior Vice President, Enterprise & Corporate Communications
212.859.7005
linda.recupero@assurant.com
Investor Relations Contacts:
Suzanne Shepherd
Vice President, Investor Relations
212.859.7062
suzanne.shepherd@assurant.com

Sean Moshier
Manager, Investor Relations
212.859.5831
sean.moshier@assurant.com
Safe Harbor Statement
Some of the statements included in this news release and its exhibits, particularly those anticipating future financial performance, business prospects, growth and operating strategies and similar matters including with respect to the pending transaction with The Warranty Group and the benefits and synergies of the transaction, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words such as “outlook,” “will,” “may,” "can," “anticipates,” “expects,” “estimates,” “projects,” “intends,” “plans,” “believes,” “targets,” “forecasts,” “potential,” “approximately,” or the negative version of those words and other words and terms with a similar meaning. Any forward-looking statements contained in this news release or its exhibits are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Our actual results might differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or review any forward-looking statements in this news release or the exhibits, whether as a result of new information, future events or other developments. The following risk factors could cause our actual results to differ materially from those currently estimated by management, including those projected in the company outlook:

(i)	loss of significant client relationships or business, distribution sources or contracts and reliance on a few clients;

(ii)	general global economic, financial market and political conditions and conditions in the markets in which we operate, including uncertainty surrounding the new administration;

(iii)	failure to adequately predict or manage claims and other costs;

(iv)	inadequacy of reserves established for future claims;

(v)	losses due to natural or man-made catastrophes;

(vi)	inability to successfully or timely close the pending transaction with The Warranty Group or realize the anticipated benefits of the transaction;

(vii)	a decline in our credit or financial strength ratings;

(viii)	risks related to our international operations, including fluctuations in exchange rates;

(ix)	deterioration in our market capitalization compared to its book value that could result in an impairment of goodwill;

(x)	failure to maintain effective internal control over financial reporting;

(xi)	failure to effectively maintain and modernize our information technology systems;

(xii)	data breaches compromising client information and privacy;

(xiii)	cyber security threats and cyber-attacks;

(xiv)	significant competitive pressures in our businesses;

(xv)	inability to execute strategic plans related to acquisitions, dispositions or new ventures or integrate them effectively;

(xvi)	failure to develop or maintain distribution sources or attract and retain sales representatives;

(xvii)
diminished value of invested assets in our investment portfolio (due to, among other things, volatility in financial markets; the global economic slowdown; credit, currency and liquidity risk; other than temporary impairments and increases in interest rates);

(xviii)	unfavorable outcomes in litigation and/or regulatory investigations that could negatively affect our results, business and reputation;

(xix)	current or new laws and regulations that could increase our costs and decrease our revenue;

(xx)	uncertain tax positions, changes in tax laws and unexpected tax liabilities;

(xxi)	risks related to outsourcing activities;

(xxii)	decline in the value of mobile devices in our inventory or subject to guaranteed buyback;

(xxiii)	employee misconduct;

(xxiv)	unavailability, inadequacy and unaffordable pricing of reinsurance coverage;

(xxv)	insolvency of third parties to whom we have sold or may sell businesses through reinsurance or modified co-insurance;

(xxvi)	inability of reinsurers to meet their obligations;

(xxvii)	credit risk of some of our agents;

(xxviii)	inability of our subsidiaries to pay sufficient dividends; and

(xxix)	failure to successfully execute our transformation, retain and hire qualified personnel including key executives and provide for succession of key executives.
For a detailed discussion of the risk factors that could affect our actual results, please refer to the risk factors identified in our SEC reports, including, but not limited to our Annual Report on Form 10-K, as filed with the SEC.

Non-GAAP Financial Measures
Assurant uses the following non-GAAP financial measures to analyze the company’s operating performance for the periods presented in this news release. Because Assurant’s calculation of these measures may differ from similar measures used by other companies, investors should be careful when comparing Assurant’s non-GAAP financial measures to those of other companies.

(1)
Assurant uses net operating income (as defined below), excluding reportable catastrophes, as an important measure of the company’s operating performance. The company believes net operating income, excluding reportable catastrophes, provides investors a valuable measure of the performance of the company’s ongoing business because it excludes the effect of reportable catastrophes, which can be volatile. The comparable GAAP measure is net income.

(UNAUDITED)	3Q	3Q	9 Months	9 Months
(in millions)	2017	2016	2017	2016
Global Housing, excluding reportable catastrophes	$76.5	$77.7	$195.2	$236.3
Global Lifestyle*	47.6	28.3	140.2	119.8
Global Preneed	12.3	14.4	35.0	31.4
Corporate and other	(13.0)	(17.4)	(33.7)	(50.7)
Interest expense	(7.9)	(9.1)	(24.2)	(28.4)
Net operating income	115.5	93.9	312.5	308.4
Adjustments, pre-tax:
Assurant Health runoff operations	1.0	—	17.9	(42.0)
Assurant Employee Benefits	—	—	—	16.8
Net realized gains on investments	8.5	10.7	25.1	194.0
Reportable catastrophes	(294.7)	(50.9)	(295.6)	(89.9)
Amortization of deferred gains and gains on disposal of businesses	23.1	135.8	83.5	309.2
Other adjustments	(2.5)	(15.4)	7.2	(29.6)
Provision for income taxes	91.8	(29.7)	56.1	(132.8)
GAAP net income	$(57.3)	$144.4	$206.7	$534.1
*Due to significant flooding from Hurricane Harvey, 3Q17 excludes $5.0 million after-tax ($7.7 million pre-tax) of reportable catastrophes primarily related to vehicle protection products.

(2)
Assurant uses net operating income (as defined below) per diluted share, excluding reportable catastrophes, as an important measure of the company's stockholder value. The company believes this metric provides investors a valuable measure of stockholder value because it excludes the effect of reportable catastrophes, which can be volatile. The comparable GAAP measure is net income per diluted share, defined as net income divided by weighted average diluted shares outstanding. In accordance with earnings per share guidance, weighted average shares outstanding used to calculate net loss per share in 3Q 2017 exclude the effect of 274,489 shares of dilutive securities.

(UNAUDITED)	3Q	3Q	9 Months	9 Months
	2017	2016	2017	2016
Net operating income, excluding reportable catastrophes, per diluted share	$2.12	$1.54	$5.64	$4.89
Adjustments, pre-tax:
Assurant Health runoff operations	0.02	—	0.32	(0.68)
Assurant Employee Benefits	—	—	—	0.27
Net realized gains on investments	0.16	0.18	0.46	3.08
Amortization of deferred gains and gains on disposal of businesses	0.42	2.23	1.51	4.90
Reportable catastrophes	(5.40)	(0.84)	(5.33)	(1.43)
Other adjustments	(0.05)	(0.26)	0.12	(0.47)
Provision for income taxes	1.68	(0.48)	1.01	(2.10)
Net income per diluted share	$(1.05)	$2.37	$3.73	$8.46

(3)
Assurant uses operating return on equity (“Operating ROE”), excluding accumulated other comprehensive income (“AOCI”) and reportable catastrophes, as an important measure of the company’s operating performance. Operating ROE, excluding AOCI and reportable catastrophe losses, equals net operating income (as defined below) for the periods presented divided by average stockholders’ equity, excluding AOCI and reportable catastrophe losses, for the year to date period. The company believes Operating ROE excluding AOCI and reportable catastrophes provides investors a valuable measure of the performance of the company’s ongoing business, because it excludes the effect of Assurant Health runoff operations, the divested Assurant Employee Benefits business, which was sold on March 1, 2016, and reportable catastrophes, which can be volatile. The calculation also excludes net realized gains (losses) on investments, amortization of deferred gains and gains on disposal of businesses and those events that are highly variable and do not represent the ongoing operations of the company. The comparable GAAP measure is GAAP return on equity (“GAAP ROE”), defined as net income, for the period presented, divided by average stockholders’ equity for the year-to-date period.

(UNAUDITED)	3Q	3Q	9 Months	9 Months
	2017	2016	2017	2016
Annual operating return on average equity, excluding AOCI and reportable catastrophes	11.9%	9.5%	10.7%	11.3%
Assurant Health runoff operations	—%	(0.2)%	0.4%	(1.3)%
Assurant Employee Benefits	—	—	—	0.4%
Net realized gains on investments	0.6%	0.7%	0.6%	4.6%
Amortization of deferred gains and gains on disposal of businesses	1.5%	9.0%	1.9%	7.4%
Reportable catastrophes	(19.7)%	(3.3)%	(6.6)%	(2.1)%
Other adjustments	(0.2)%	(1.0)%	0.2%	(0.7)%
Change due to effect of including AOCI	0.4%	(2.0)%	(0.5)%	(3.8)%
Annual GAAP return on average equity	(5.5)%	12.7%	6.7%	15.8%

(4)
Assurant uses net operating income as an important measure of the company’s operating performance. Net operating income equals net income excluding Assurant Health runoff operations, Assurant Employee Benefits, net realized gains (losses) on investments, amortization of deferred gains and gains on disposal of businesses and other highly variable items. The company believes net operating income provides a valuable measure of the performance of the company’s ongoing business because it excludes the effect of Assurant Health runoff operations and the divested Assurant Employee Benefits business, which the company sold on March 1, 2016. The calculation also excludes net realized gains (losses) on investments, amortization of deferred gains and gains on disposal of businesses and those events that are highly variable and do not represent the ongoing operations of the company. The comparable GAAP measure is net income.

(UNAUDITED)	3Q	3Q	9 Months	9 Months
(in millions)	2017	2016	2017	2016
Net operating income	$(76.3)	$60.7	$120.1	$249.9
Adjustments (pre-tax):
Assurant Health runoff operations	1.0	—	17.9	(42.0)
Assurant Employee Benefits	—	—	—	16.8
Net realized gains on investments	8.5	10.7	25.1	194.0
Amortization of deferred gains and gains on disposal of businesses	23.1	135.8	83.5	309.2
Other adjustments	(2.5)	(15.4)	7.2	(29.6)
Provision for income taxes	(11.1)	(47.4)	(47.1)	(164.2)
GAAP net income	$(57.3)	$144.4	$206.7	$534.1

(5)
Assurant uses Corporate & Other net operating loss as an important measure of the corporate segment’s operating performance. Corporate & Other net operating loss equals Total Corporate & Other segment net income, excluding Assurant Health runoff operations net income (loss), amortization of deferred gains and gains on disposal of businesses, net realized gains (losses) on investments, interest expense and other highly variable items. The company believes Corporate & Other net operating loss provides a valuable measure of the performance of the company’s corporate segment because it excludes the effect of amortization of deferred gains and gains on disposal of businesses, net realized gains (losses) on investments, interest expense and those events that are highly variable and do not represent the ongoing operations of the company’s corporate segment. The comparable GAAP measure is Total Corporate & Other segment net income.

(UNAUDITED)	3Q	3Q	9 Months	9 Months
(in millions)	2017	2016	2017	2016
GAAP Total Corporate & Other segment net income	$(1.9)	$57.2	$28.7	$194.6
Excluding: Health runoff operations net income (loss)	0.1	(1.7)	11.5	(34.3)
GAAP Corporate & Other segment net income	(2.0)	58.9	17.2	228.9
Adjustments, pre-tax:
Amortization of deferred gains and gains on disposal of businesses	(23.1)	(135.8)	(83.5)	(309.2)
Interest expense	12.2	14.0	37.2	43.7
Net realized gains on investments	(8.5)	(10.7)	(25.1)	(194.0)
Other adjustments	2.5	15.4	(7.2)	29.6
Provision for income taxes	5.9	40.8	27.7	150.3
Corporate & other net operating loss	$(13.0)	$(17.4)	$(33.7)	$(50.7)

(6)
The company outlook for Corporate & Other full-year net operating loss constitutes forward-looking information and the company believes that it cannot reconcile such forward-looking information to the most comparable GAAP measure without unreasonable efforts. A reconciliation would require the company to quantify amortization of deferred gains and gains on disposal of businesses, interest expense, net realized gains on investments, and change in derivative investment. The last two components cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation. The company is able to reasonably quantify a range for the first component for the forecast period, based on certain assumptions relating to future reinsured premium on disposed business during the forecast period. In addition, the company is assuming it does not incur additional debt or extinguish debt in the forecast period. Amortization of deferred gains and gains on disposal of businesses is expected to be approximately $62-72 million after-tax while interest expense is expected to be approximately $32-33 million after-tax.

A summary of net operating income disclosed items is included on page 19 of the company’s Financial Supplement, which is available in the Investor Relations section of www.assurant.com.

Assurant, Inc.
Consolidated Statement of Operations (unaudited)
Three Months and Nine Months Ended September 30, 2017 and 2016

	3Q		9 Months
	2017	2016	2017	2016
	(in millions except number of shares and per share amounts)
Revenues
Net earned premiums	$1,073.1	$1,215.1	$3,238.7	$3,832.6
Fees and other income	349.1	347.7	1,016.2	1,033.7
Net investment income	132.6	124.8	374.9	380.3
Net realized gains on investments	8.5	10.7	25.1	194.0
Gain on pension plan curtailment	—	—	—	29.6
Amortization of deferred gains and gains on disposal of businesses	23.1	135.8	83.5	309.2
Total revenues	1,586.4	1,834.1	4,738.4	5,779.4
Benefits, losses and expenses
Policyholder benefits	682.2	435.2	1,456.6	1,379.8
Selling, underwriting, general and administrative expenses	999.6	1,164.0	2,958.4	3,561.9
Interest expense	12.2	14.0	37.2	43.7
Total benefits, losses and expenses	1,694.0	1,613.2	4,452.2	4,985.4
(Loss) income before (benefit) provision for income taxes	(107.6)	220.9	286.2	794.0
(Benefit) provision for income taxes	(50.3)	76.5	79.5	259.9
Net (loss) income	$(57.3)	$144.4	$206.7	$534.1
Net (loss) income per share:
Basic	$(1.05)	$2.40	$3.75	$8.54
Diluted	$(1.05)	$2.37	$3.73	$8.46
Dividends per share	$0.53	$0.50	$1.59	$1.50
Share data:
Basic weighted average shares outstanding	54,524,874	60,262,073	55,096,933	62,522,980
Diluted weighted average shares outstanding	54,524,874	60,828,341	55,409,251	63,093,320

Assurant, Inc.
Consolidated Condensed Balance Sheets (unaudited)
At September 30, 2017 and December 31, 2016

	September 30,	December 31,
	2017	2016
	(in millions)
Assets
Investments and cash and cash equivalents	$12,669.4	$12,511.0
Reinsurance recoverables	10,578.3	9,083.2
Deferred acquisition costs	3,482.6	3,267.4
Goodwill	916.0	830.9
Assets held in separate accounts	1,800.3	1,692.3
Other assets	2,958.6	2,324.3
Total assets	$32,405.2	$29,709.1
Liabilities
Policyholder benefits and claims payable	$15,231.1	$13,414.1
Unearned premiums	6,962.6	6,626.5
Debt	1,067.9	1,067.0
Liabilities related to separate accounts	1,800.3	1,692.3
Deferred gain on disposal of businesses	148.5	232.2
Accounts payable and other liabilities	3,056.6	2,578.9
Total liabilities	28,267.0	25,611.0
Stockholders’ equity
Equity, excluding accumulated other comprehensive income	3,881.8	4,003.5
Accumulated other comprehensive income	256.4	94.6
Total stockholders’ equity	4,138.2	4,098.1
Total liabilities and stockholders’ equity	$32,405.2	$29,709.1